December 9, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Re:    Resources Connection, Inc.
          Form 10-K for Fiscal Year Ended May 29, 2021
          Filed July 23, 2021
          File No. 000-32113

Ladies and Gentlemen:

This letter sets forth the response of Resources Connection, Inc. (the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated November 29, 2021 (the “Comment Letter”), regarding the above-referenced filing with the Commission.  For the convenience of the Staff, we have restated below the Staff’s comments in italics prior to our response to each such comment.

Form 10-K for the Fiscal Year Ended May 29, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Results of Segment, page 34

1.            Please include a discussion and analysis of all material costs and expenses attributable to your reportable segments that are not included in computing the segment measure of adjusted EBITDA, for example, depreciation and amortization.  Refer to Question 104.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for further guidance.

We respectfully acknowledge the Staff’s comment.  In future periodic filings, we will include a discussion and analysis of material costs and expenses attributable to our reportable segments that are not included in computing the segment measure of adjusted EBITDA.

Our Chief Operating Decision Maker evaluates the performance of the Company’s segments based on segment adjusted EBITDA, as explained in Note 18 to our Form 10-K for the Fiscal Year Ended May 29, 2021, and, accordingly, does not review the performance of our segments based on financial measures that include all of the items adjusted from adjusted EBITDA.  Historically, these adjustments to adjusted EBITDA on a segment basis have generally been proportional to our adjustments to adjusted EBITDA on a consolidated basis.  Where a particular adjustment has had a disproportionately material impact on a particular segment, we have noted the impact to our consolidated results of operations in the “Results of Operations” section of our periodic filings.  For example, under the discussion of “Restructuring Charges” on page 33 of our Form 10-K for the Fiscal Year Ended May 29, 2021, we noted that all restructuring costs incurred during the relevant periods were associated with the RGP Segment.  In future periodic filings, we will include a further discussion in our “Operating Results of Segment” section to better clarify the impact of material costs and expenses attributable to our reportable segments that are not included in computing our segment adjusted EBITDA measure, particularly where such costs and expenses disproportionately impact a particular segment.

17101 Armstrong Ave.; Suite 100; Irvine, California USA 714-430-6400 | RGP.com

2.            Please revise your disclosures here and in your earnings press releases to discuss net income margin with equal or greater prominence than adjusted EBITDA margin.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We respectfully acknowledge the Staff’s comment.  In future periodic filings and earnings press releases, where we include adjusted EBITDA margin, we will discuss net income margin with equal or greater prominence than adjusted EBITDA margin.

We also respectfully direct the Staff’s attention to our most recent earnings press release (furnished to the Commission on October 6, 2021), where we discussed net income margin with equal or greater prominence than adjusted EBITDA margin.  For example, in our press release, under “First Quarter Fiscal 2022 Highlights” we included a bullet point on net income and net income margin before a bullet point on adjusted EBITDA and adjusted EBITDA margin.  Furthermore, in the discussion of “First Quarter Fiscal 2022 Results” we discussed net income and net income margin increases before discussing the adjusted EBITDA margin increase for the quarter.

Should you have any questions regarding any of the foregoing, please contact me via phone at (714) 430-6500 or via email at Jennifer.ryu@rgp.com

Respectfully submitted,
Resources Connection, Inc.

/s/ Jennifer Y. Ryu
Jennifer Y. Ryu
Executive Vice President and Chief Financial Officer

17101 Armstrong Ave.; Suite 100; Irvine, California USA 714-430-6400 | RGP.com